03016917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
MAR 2 1 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 3/21/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2269
~~333-83128~~
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, March 21, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

March 19, 2003 08:06AM
Settlement: March 28, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for WFMBS033_GRP1_FINAL Class 1A23
Current Balance: $24,999,000.00 Current Coupon: 1.77%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2003

libor1m (1.27)
No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
99-19	1.832	7.31	1.866	4.56	1.898	3.36	1.925	2.73	1.949	2.36	1.971	2.09
99-20	1.828		1.859		1.888		1.914		1.936		1.956	
99-21	1.824		1.852		1.879		1.902		1.923		1.941	
99-22	1.819		1.845		1.870		1.891		1.909		1.926	
99-23	1.815	7.31	1.838	4.56	1.860	3.36	1.879	2.74	1.896	2.36	1.911	2.10
99-24	1.811		1.831		1.851		1.868		1.883		1.896	
99-25	1.806		1.824		1.842		1.856		1.869		1.881	
99-26	1.802		1.818		1.832		1.845		1.856		1.866	
99-27	1.798	7.32	1.811	4.57	1.823	3.36	1.834	2.74	1.843	2.36	1.851	2.10
99-28	1.794		1.804		1.814		1.822		1.830		1.836	
99-29	1.789		1.797		1.804		1.811		1.816		1.821	
99-30	1.785		1.790		1.795		1.799		1.803		1.806	
99-31	1.781	7.32	1.783	4.57	1.786	3.36	1.788	2.74	1.790	2.36	1.791	2.10
100-00	1.777		1.777		1.777		1.777		1.777		1.777	
100-01	1.772		1.770		1.767		1.765		1.763		1.762	
100-02	1.768		1.763		1.758		1.754		1.750		1.747	
100-03	1.764	7.33	1.756	4.57	1.749	3.37	1.742	2.74	1.737	2.36	1.732	2.10
100-04	1.759		1.749		1.739		1.731		1.724		1.717	
100-05	1.755		1.742		1.730		1.720		1.710		1.702	
100-06	1.751		1.736		1.721		1.708		1.697		1.687	
100-07	1.747	7.33	1.729	4.58	1.712	3.37	1.697	2.74	1.684	2.36	1.672	2.10
100-08	1.742		1.722		1.702		1.685		1.671		1.658	
100-09	1.738		1.715		1.693		1.674		1.658		1.643	
100-10	1.734		1.708		1.684		1.663		1.644		1.628	
WAL	8.160		4.886		3.530		2.850		2.443		2.165	
1st Prin	04/25/03		04/25/03		04/25/03		04/25/03		04/25/03		04/25/03	
Mat.	02/25/23		06/25/15		03/25/11		02/25/09		12/25/07		04/25/07	

March 19, 2003 08:06AM
Settlement: March 28, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for WFMBS033_GRP1_FINAL Class 1A23
Current Balance: $24,999,000.00 Current Coupon: 1.77%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2003

libor1m (1.27)
No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-11	1.730	7.34	1.702	4.58	1.675	3.37	1.651	2.74	1.631	2.36	1.613	2.10
100-12	1.726		1.695		1.665		1.640		1.618		1.598	
100-13	1.721		1.688		1.656		1.629		1.605		1.584	
100-14	1.717		1.681		1.647		1.617		1.592		1.569	
100-15	1.713	7.34	1.674	4.58	1.638	3.37	1.606	2.75	1.579	2.36	1.554	2.10
100-16	1.709		1.668		1.628		1.595		1.565		1.539	
100-17	1.704		1.661		1.619		1.583		1.552		1.524	
100-18	1.700		1.654		1.610		1.572		1.539		1.510	
100-19	1.696	7.35	1.647	4.58	1.601	3.37	1.561	2.75	1.526	2.37	1.495	2.10
WAL	8.160		4.886		3.530		2.850		2.443		2.165	
1st Prin	04/25/03		04/25/03		04/25/03		04/25/03		04/25/03		04/25/03	
Mat.	02/25/23		06/25/15		03/25/11		02/25/09		12/25/07		04/25/07	